EXHIBIT 99.1

Quebec Precious Metals Announces Shareholder Approval of Arrangement with Fury Gold

MONTREAL and TORONTO, April 22, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury”) and Quebec Precious Metals Corporation (TSXV: QPM, FSE: YXEP) (“QPM”) are pleased to announce that, at the special meeting (the “Meeting”) of holders (“QPM Shareholders”) of common shares of QPM (the “QPM Shares”) held today, QPM Shareholders overwhelmingly voted in favour of the special resolution (the “Arrangement Resolution”) to approve the previously announced plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act with Fury Gold Mines Ltd. (“Fury Gold”) pursuant to which Fury Gold will acquire all of the issued and outstanding QPM Shares in exchange for 0.0741 of a Fury Gold common share (each whole common share of Fury Gold, a “Fury Gold Share”) for each QPM Share. Based on the 20-day volume weighted average price of the QPM Shares on the TSX Venture Exchange (“TSXV”) and the Fury Gold Shares on the TSX as of February 25, 2025, the consideration payable by Fury Gold implies a value of C$0.04 for each QPM Share. Further, each (i) option to purchase a QPM Share (an “Option”), (ii) warrant to purchase a QPM Share (a “Warrant”), and (iii) option to purchase a QPM Share granted to certain QPM intermediaries and brokers (a “Broker Option” and collectively with the Options and Warrants, the “Convertible Securities”) outstanding immediately prior to completion of the Arrangement will, upon the holder’s exercise of the applicable Convertible Securities, entitle such holder to receive (and such holder will accept) Fury Gold Shares in lieu of the QPM Shares to which such holder was entitled upon such exercise, and for the same aggregate consideration payable therefore.

Holders of a total of 50,449,020 QPM Shares were present virtually or represented by proxy at the Meeting, which constituted a quorum of Shareholders, and represented 48.67 % of the 103,646,498 issued and outstanding QPM Shares entitled to vote as of March 17, 2025, the record date for the Meeting.

The Arrangement Resolution required the approval of: (i) at least two thirds (66⅔%) of the votes cast by the QPM Shareholders present virtually or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast by QPM Shareholders present virtually or represented by proxy at the Meeting after excluding the votes cast by certain persons whose votes were required to be excluded pursuant to Multilateral Instrument 61- 101 - Protection of Minority Security Holders in Special Transactions
(“MI 61-101”).

Of the votes cast at the Meeting, 88.72 % of the votes cast by QPM Shareholders were in favour of the Arrangement Resolution (88.77 % after excluding the votes cast by those persons whose votes were required to be excluded in determining minority approval for the Arrangement pursuant to MI 61-101).

QPM will seek a final order (the “Final Order”) of the Superior Court of Québec (the “Court”) to approve the Arrangement on April 25, 2025. Completion of the Arrangement is subject to the satisfaction of customary closing conditions for a transaction of this nature, including receipt of the Final Order. Subject to the satisfaction (or waiver) of the conditions precedent, it is expected that the Arrangement will be completed on or about April 28, 2025. Following completion of the Arrangement it is expected that QPM Shares will be delisted from the TSXV and the Frankfurt Stock Exchange.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country and holds an approximate 12.8 million common share position in Dolly Varden Silver Corp. (approximately 16% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

About Quebec Precious Metals Corporation

QPM has a large land position in the highly prospective Eeyou Istchee James Bay territory, Quebec, near Dhilmar Ltd.’s (formerly owned by Newmont Corporation) Éléonore gold mine. QPM focuses on advancing its Sakami gold project and its newly discovered, drill-ready Ninaaskumuwin lithium showing on the Elmer East project. In addition, QPM holds a 68% interest in the Kipawa rare earths project located near Temiscaming, Quebec.

For further information on Fury Gold Mines Limited, please contact:
Margaux Villalpando, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

For more information about QPM, please contact:
Normand Champigny, Chief Executive Officer
Tel.: (514) 979-4746
Email: nchampigny@qpmcorp.ca
Website: www.qpmcorp.ca

Forward-Looking Information
This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events. These particularly pertain to the outlook for completion of the proposed transaction and synergies that might arise from it.

Although Fury and QPM have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information including the uncertainty of the shareholder and regulatory approval process the two companies face and many other risks described in our recent securities filings available at www.sedarplus.ca.

There may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place heavy reliance on forward-looking information. Neither Fury nor QPM undertake to update any forward-looking information except in accordance with applicable securities laws.

No regulatory authority has approved the contents of this news release.